Exhibit 99.1

Optimi Health Advances Highest-Purity Natural Psilocybin Extract to Date

The 6% naturally derived extract is set to be encapsulated for use in patients suffering from treatment-resistant depression under Australia’s Authorised Prescriber Scheme, where no serious adverse events have been reported as of December 2025

Vancouver, British Columbia - (May 26, 2026) - Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) (the “Company” or “Optimi”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced the completion of a production run of naturally derived psilocybin extract measuring approximately 6% psilocybin content, representing the highest-purity botanical psilocybin extract produced by the Company to date.

The milestone reflects sustained gains across Optimi’s cultivation program. Drawing on a proprietary library of more than 200 distinct mushroom genetics maintained at the Company’s facilities, Optimi has selectively advanced cultivars demonstrating increasingly elevated psilocybin content. Those cultivation improvements, combined with refinements to the Company’s extraction process, have produced a botanical extract substantially more concentrated than prior production cycles while maintaining its naturally derived profile.

A portion of the completed extract has been earmarked to support upcoming clinical research programs in Europe, where Optimi is expected to supply GMP-grade finished material into sponsor-led studies. Consistent with the Company’s role as a regulated manufacturer rather than a drug-development sponsor, Optimi’s contribution is the supply of psilocybin-containing finished drug products.

Remaining biomass from the psilocybin production cycle will be retained at Optimi’s facilities for ongoing product development, formulation refinement, and future regulated supply initiatives as international access pathways continue to expand.

The milestone also reinforces Optimi’s commercial supply in Australia, where the Company’s naturally derived 5 mg psilocybin capsules are being prescribed for treatment-resistant depression (“TRD”) under the Therapeutic Goods Administration’s Authorised Prescriber Scheme. The higher-purity extract strengthens the material base supporting that supply. Optimi remains among a small number of commercial-stage companies worldwide whose psilocybin drug products are reaching patients through reimbursed treatment pathways, with eligible Australian patients accessing psilocybin-assisted therapy for TRD supported by established reimbursement initiatives.

Aggregated data published in connection with Australia’s Authorised Prescriber Scheme, under which Optimi has supplied psilocybin finished products since September 2025, indicate that no serious adverse events have been reported among patients treated with psilocybin under the Scheme as of December 2025.

“Higher purity from naturally derived material is a manufacturing achievement,” said Dane Stevens, CEO and Co-Founder of Optimi Health. “We have spent years building a cultivation and extraction platform that gets stronger with every cycle. Reaching 6% psilocybin while maintaining the botanical footprint at scale is exactly the kind of progress we strive for. It strengthens supply for Australian patients, supports clinical research opportunities, and expands the development potential of infrastructure we own and operate.”

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada.

Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca.

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(262) 357-2918

OPTHF@mzgroup.us

www.mzgroup.us

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are based on several assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the US Securities and Exchange Commission that we make from time to time which are available at www.sec.gov or in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.